Dreyfus
Mortgage Shares

SEMIANNUAL REPORT April 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Mortgage Shares, covering the six-month period from November 1, 2004, through April 30, 2005.

The six-month reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates before the reporting period in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened bond market volatility as higher interest rates and renewed inflationary pressures took their toll on investor sentiment. These factors led to price erosion late in the reporting period among corporate bonds and, to a lesser extent, U.S. government securities.

Nonetheless, fixed-income securities have held up well compared to previous periods of rising short-term interest rates. Strong demand from domestic and foreign investors have supported prices of U.S. Treasury securities, and stronger balance sheets and better business conditions have bolstered prices of corporate bonds. In our view, the bond market's surprising strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Mortgage Shares from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 0
Ending value (after expenses)	$1,030.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 0
Ending value (after expenses)	$1,024.79

† Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Bonds and Notes—102.4%	Principal Amount ($)	Value ($)
Asset-Backed-Ctfs./Credit Cards—1.3%		
MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1, 6.8%, 2014	59,000	**65,139**
Asset-Backed Ctfs./Home Equity Loans—1.5%		
Conseco Finance, Ser. 2001-D, Cl. A4, 5.53%, 2032	23,228	23,436
Long Beach Asset, Ser. 2004-6, Cl. N1, 4.5%, 2034	56,059 [a]	56,241
		79,677
Asset-Backed/Other—3.6%		
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	185,000	**183,828**
Residential Mortgage Pass-Through Ctfs.—10.9%		
First Horizon Alternative Mortgage Securities I, Ser. 2004-FA1, Cl. A1, 6.25%, 2034	294,671	303,895
GSR Mortgage Loan Trust II, Ser. 2004-12, Cl. A2, 3.554%, 2034	266,302 [b]	262,402
		566,297
U.S.Government—6.5%		
U.S. Treasury Notes, 3.5%, 8/15/2009	338,000 [c]	**333,616**
U.S. Government Agencies/Mortgage-Backed—78.6%		
Federal National Mortgage Association:		
6%, 8/1/2034	61,493	63,201
6.5%, 7/1/2032	253,285	263,735
Government National Mortgage Association I:		
5%, 7/15/2033	1,426,427	1,426,870
5.5%, 12/15/2032—2/15/2035	1,303,874	1,328,354
6%, 12/15/2033—9/15/2034	599,550	619,062
Government National Mortgage Association II, Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	345,000	357,920
		4,059,142
Total Bonds and Notes (cost $5,301,755)		**5,287,699**

Other Investments—8.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $415,000)	415,000 [d]	**415,000**
Total Investments (cost $5,716,755)	**110.4%**	**5,702,699**
Liabilities, Less Cash and Receivables	**(10.4%)**	**(537,804)**
Net Assets	**100.0%**	**5,164,895**

[a] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005 these securities amounted to $56,241 or 1.1% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Partially held by a broker as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government Agencies/		Money Market Investments	8.0
Mortgage-Backed	78.6	U.S. Government Securities	6.5
Asset/Mortgage Backed Securities	17.3		**110.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30,2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	8	891,375	June 2005	6,750
U.S. Treasury 30 Year Bonds	3	344,531	June 2005	4,599
Financial Futures Short				
U.S. Treasury 2 Year Notes	1	207,703	June 2005	78
U.S. Treasury 5 Year Notes	29	3,145,141	June 2005	(23,141)
				(11,714)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	5,301,755	5,287,699
Affiliated issuers	415,000	415,000
Dividends and interest receivable		27,136
Receivable for futures variation margin–Note 4		4,938
		5,734,773
Liabilities ($):		
Cash overdraft due to Custodian		22,345
Payable for shares of Beneficial Interest redeemed		547,533
		569,878
Net Assets ($)		**5,164,895**
Composition of Net Assets ($):		
Paid-in capital		4,861,070
Accumulated undistributed investment income–net		57,846
Accumulated net realized gain (loss) on investments		271,749
Accumulated net unrealized appreciation (depreciation) on investments [including ($11,714) net unrealized (depreciation) on financial futures]		(25,770)
Net Assets ($)		**5,164,895**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		396,089
Net Asset Value, offering and redemption price per share ($)		**13.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Interest	299,082
Dividends:	
Affiliated issuers	40,389
Total Income	**339,471**
Expenses:	
Management and Administration fee	32,261
Less–expenses waived–Note 3(a)	(32,261)
Net Expenses	**–**
Investment Income–Net	**339,471**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	177,102
Net realized gain (loss) on financial futures	127,365
Net Realized Gain (Loss)	**304,467**
Net unrealized appreciation (depreciation) on investments on investments [including ($24,034) net unrealized (depreciation) on financial futures]	(182,999)
Net Realized and Unrealized Gain (Loss) on Investments	**121,468**
Net Increase in Net Assets Resulting from Operations	**460,939**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income–net	339,471	652,119
Net realized gain (loss) on investments	304,467	243,222
Net unrealized appreciation (depreciation) on investments	(182,999)	207,726
Net Increase (Decrease) in Net Assets Resulting from Operations	**460,939**	**1,103,067**
Dividends to Shareholders from ($):		
Investment income–net	(368,887)	(520,744)
Net realized gain on investments	(367,316)	(97,557)
Total Dividends	**(736,203)**	**(618,301)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	8,362,000	18,481,470
Dividends reinvested	65,393	263,994
Cost of shares redeemed	(19,615,245)	(10,153,412)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,187,852)**	**8,592,052**
Total Increase (Decrease) in Net Assets	**(11,463,116)**	**9,076,818**
Net Assets ($):		
Beginning of Period	16,628,011	7,551,193
End of Period	**5,164,895**	**16,628,011**
Undistributed investment income–net	57,846	87,262
Capital Share Transactions (Shares):		
Shares sold	642,214	1,417,290
Shares issued for dividends reinvested	5,054	20,540
Shares redeemed	(1,508,878)	(772,762)
Net Increase (Decrease) in Shares Outstanding	**(861,610)**	**665,068**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	13.22	12.74	12.88	12.50
Investment Operations:				
Investment income–net[b]	.29	.60	.48	.13
Net realized and unrealized gain (loss) on investments	.10	.52	.22	.35
Total from Investment Operations	.39	1.12	.70	.48
Distributions:				
Dividends from investment income–net	(.31)	(.50)	(.54)	(.10)
Dividends from net realized gain on investments	(.26)	(.14)	(.30)	–
Total Distributions	(.57)	(.64)	(.84)	(.10)
Net asset value, end of period	13.04	13.22	12.74	12.88
Total Return (%)[c]	3.00[d]	8.98	5.70	3.92[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40[f]	.40	.40	.40
Ratio of net expenses to average net assets	.00[f]	.00	.00	.00
Ratio of net investment income to average net assets	4.21[f]	4.65	3.75	1.07[d]
Portfolio Turnover Rate	324.54[d,g]	578.25[g]	663.24	423.74[d]
Net Assets, end of period ($ x 1,000)	5,165	16,628	7,551	6,352

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.
[d] Not annualized.
[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.
[f] Annualized.
[g] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ending April 30, 2005 and October 31, 2004 were 173.29% and 285.49%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Mortgage Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, and options,) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 29, 2005, the Board of Trustees declared a cash dividend of $.057 per share from undistributed investment income-net, payable on May 2, 2005 (ex-dividend date), to shareholders of record as of the close of business on April 29, 2005.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 was as follows: ordinary income $618,301. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management fee, Administration fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund, and the fund does not pay a fee to the Manager for these services. The Board of Trustees also approved an Administration Agreement with the Distributor under which the Distributor serves as administrator, and the fund does not pay a fee to the Distributor for these services. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40 of 1% of the value of the fund's average daily net assets. The operating expenses of the fund are the responsibility of the Distributor (not the fund).

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2005, amounted to $41,039,160 and $50,725,655, respectively, of which $19,126,526 in purchases and $19,171,467 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2005, are set forth in the Statement of Financial Futures.

At April 30, 2005, accumulated net unrealized depreciation on investments was $14,056, consisting of $16,238 gross unrealized appreciation and $30,294 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The

Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus
Mortgage Shares**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0754SA0405

Dreyfus
High Yield Shares

SEMIANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus
High Yield Shares

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus High Yield Shares, covering the six-month period from November 1, 2004, through April 30, 2005.

The six-month reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates before the reporting period in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened bond market volatility as higher interest rates and renewed inflationary pressures took their toll on investor sentiment. These factors led to price erosion late in the reporting period among corporate bonds and, to a lesser extent, U.S. government securities.

Nonetheless, fixed-income securities have held up well compared to previous periods of rising short-term interest rates. Strong demand from domestic and foreign investors have supported prices of U.S. Treasury securities, and stronger balance sheets and better business conditions have bolstered prices of corporate bonds. In our view, the bond market's surprising strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus High Yield Shares from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ –
Ending value (after expenses)	$999.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ –
Ending value (after expenses)	$1,024.79

† *Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Bonds and Notes—90.9%	Principal Amount ($)		Value ($)
Advertising—.3%			
RH Donnelley Financial:			
Sr. Notes, 8.875%, 2010	9,000	a	9,833
Sr. Sub. Notes, 10.875%, 2012	8,000	a	9,180
			19,013
Aerospace & Defense—1.4%			
Argo-Tech,			
Sr. Notes, 9.25%, 2011	20,000		21,500
BE Aerospace,			
Sr. Sub. Notes, Ser. B, 8.875%, 2011	21,000	b	21,262
DRS Technologies,			
Sr. Sub. Notes, 6.875%, 2013	9,000	a	9,022
Transdigm,			
Sr. Sub. Notes, 8.375%, 2011	45,000		46,125
			97,909
Airlines—.8%			
Delta Airlines,			
Pass-Through Ctfs.,			
Ser. 2001-1, Cl. B, 7.711%, 2013	24,000		11,554
Northwest Airlines:			
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	24,250		18,264
Sr. Notes, 10%, 2009	30,000	b	15,150
United Airlines,			
Enhanced Pass-Through Ctfs.,			
Ser. 1997-1A, 2.63%, 2049	10,094	c	9,318
			54,286
Auto Manufacturing—.3%			
Navistar International,			
Sr. Notes, 7.5%, 2011	22,000	b	**20,900**
Automotive, Trucks & Parts—1.2%			
Airxcel,			
Sr. Sub. Notes, Ser. B, 11%, 2007	33,000		32,835
HLI Operating,			
Sr. Notes, 10.5%, 2010	3,000		2,805
Polypore,			
Sr. Discount Notes, 0/10.50%, 2012	31,000	a,d	17,515
United Components,			
Sr. Sub. Notes, 9.375%, 2013	9,000		8,325
Visteon,			
Sr. Notes, 8.25%, 2010	30,000	b	23,175
			84,655

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking−.3%		
Colonial Bank Montgomery Alabama, Sub. Notes, 9.375%, 2011	20,000	**23,676**
Building & Construction−1.3%		
Asia Aluminum, Secured Notes, 8%, 2011	10,000 [a]	9,525
Goodman Global, Sr. Sub. Notes, 7.875%, 2012	9,000 [a,b]	7,965
Nortek, Sr. Sub. Notes, 8.5%, 2014	23,000	20,470
Owens Corning:		
Debs., 7.5%, 2018	30,000 [e]	23,400
Notes, 7%, 2009	25,000 [e]	19,125
WCI Communities, Sr. Sub. Notes, 10.625%, 2011	13,000	13,845
		94,330
Chemicals−5.8%		
Crompton, Sr. Notes, 9.875%, 2012	54,000	62,100
Huntsman:		
Sr. Notes, 9.875%, 2009	9,000	9,720
Sr. Secured Notes, 11.625%, 2010	15,000	17,400
Huntsman ICI Chemicals, Sr. Sub. Notes, 10.125%, 2009	66,000 [b]	68,805
Nalco, Sr. Sub. Notes, 8.875%, 2013	64,000	65,920
OM Group, Sr. Sub. Notes, 9.25%, 2011	45,000	45,675
PQ, Sr. Sub. Notes, 7.5%, 2013	10,000 [a]	9,750
Resolution Performance Products/Capital, Sr. Secured Notes, 8%, 2009	10,000 [b]	10,475
Rhodia, Sr. Notes, 10.25%, 2010	101,000	107,565
Rockwood Specialties, Sr. Sub. Notes, 10.625%, 2011	18,000	19,823
		417,233
Commercial Services−.6%		
Brickman, Sr. Sub. Notes, Ser. B, 11.75%, 2009	13,000	14,755

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Services (continued)		
United Rentals,		
Sr. Sub. Notes, 7.75%, 2013	28,000 ^b	26,390
		41,145
Consumer Products−1.0%		
Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	21,000	17,535
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	27,000	25,245
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	30,000	31,275
		74,055
Diversified Financial Services−3.7%		
BCP Caylux Holdings Luxembourg SCA,		
Sr. Sub. Notes, 9.625%, 2014	32,000	35,440
FINOVA,		
Notes, 7.5%, 2009	23,940	10,593
Ford Motor Credit,		
Notes, 3.75%, 2006	65,000 ^c	63,829
K&F Acquisition,		
Sr. Sub. Notes, 7.75%, 2014	10,000 ^a	9,850
General Electric Capital,		
Notes, 7.75%, 2010	60,000	56,607
Glencore Funding,		
Notes, 6%, 2014	25,000 ^a	23,720
Stena,		
Sr. Notes, 7.5%, 2013	13,000	12,480
Trump Casino Holdings/Funding,		
First Priority Mortgage Notes, 11.625%, 2010	52,000	56,420
		268,939
Electric Utilities−5.9%		
Allegheny Energy Statutory Trust 2001:		
Secured Notes, 10.25%, 2007	45,999 ^a	50,854
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	102,000 ^{a,b}	109,140
Notes, 7.8%, 2011	14,000	14,630
CMS Energy,		
Sr. Notes, 9.875%, 2007	37,000	40,099
Calpine,		
Secured Notes, 8.75%, 2013	37,000 ^{a,b}	25,715

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
Calpine Generating,		
Secured Notes, 8.831%, 2010	14,000 c	13,160
Secured Notes, 12.39%, 2011	3,000 c	2,625
Mirant,		
Sr. Notes, 7.4%, 2004	28,000 a,b,e	21,560
Nevada Power:		
First Mortgage, 6.50%, 2012	7,000	7,157
Mortgage, Bonds Ser. A, 8.25%, 2011	18,000	19,980
Notes, Ser. E, 10.875%, 2009	16,000	17,840
Reliant Energy		
Sr. Secured, Notes, 9.25%, 2010	44,000	45,210
Sr. Secured Notes, 9.5%, 2013	20,000	20,850
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	29,000	30,885
		419,705
Electrical & Electronics−1.1%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	25,000	26,250
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	31,000	33,480
Imax,		
Sr. Notes, 9.625%, 2010	13,000	13,813
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	6,000	6,195
		79,738
Entertainment−.9%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	21,000	23,048
Cinemark,		
Sr. Discount Notes, 0/9.75%, 2014	25,000 d	17,312
Intrawest,		
Sr. Notes, 7.5%, 2013	2,000	2,000
Six Flags,		
Sr. Notes, 9.625%, 2014	22,000	18,700
		61,060
Environmental Control−4.1%		
Allied Waste:		
Sr. Notes, Ser. B, 6.375%, 2011	64,000	58,560
Sr. Notes, Ser. B, 8.5%, 2008	55,000	56,306

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Environmental Control (continued)		
Allied Waste (continued):		
Sr. Notes, Ser. B, 8.875%, 2008	94,000	97,055
Sr. Notes, Ser. B, 9.25%, 2012	45,000	47,700
Geo Sub,		
Sr. Notes, 11%, 2012	14,000	13,790
IMCO Recycling Escrow,		
Sr. Notes, 9%, 2014	4,000 [a]	4,100
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	13,000 [b]	14,008
		291,519
Food & Beverages–2.2%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	3,000	3,127
Corn Products International:		
Sr. Notes, 8.25%, 2007	15,000	16,181
Sr. Notes, 8.45%, 2009	15,000	17,079
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	28,000	30,100
Dole Food:		
Debs., 8.75%, 2013	9,000	9,585
Sr. Notes, 8.625%, 2009	9,000	9,517
Sr. Notes, 8.875%, 2011	6,000	6,390
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	5,000	5,012
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	15,000	12,525
Stater Brothers,		
Sr. Notes, 8.125%, 2012	55,000	51,425
		160,941
Gaming & Lodging–6.3%		
Inn of the Mountain Gods		
Resort & Casino,		
Sr. Notes, 12%, 2010	44,000	51,810
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	15,000 [b]	16,313
John Q Hamons Hotels/Finance,		
Sr. Mortgage Notes, Ser. B, 8.875%, 2012	25,000	26,750
Kerzner International,		
Sr. Sub. Notes, 8.875%, 2011	20,000	21,500
MGM Mirage,		
Notes, 8.5%, 2010	25,000	27,375

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Gaming & Lodging (continued)		
Mandalay Resort:		
Sr. Notes, 6.5%, 2009	24,000	24,360
Sr. Sub. Notes, Ser. B, 10.25%, 2007	50,000 b	55,125
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	55,000 a	54,450
Sr. Sub. Notes, 6.375%, 2009	25,000	25,062
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2010	15,000	16,500
Sr. Sub. Notes, 8.875%, 2008	30,000	33,112
Penn National Gaming,		
Sr. Sub. Notes, 6.75%, 2015	10,000 a	9,625
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	46,000	52,555
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	11,000 a	11,330
Wynn Las Vegas,		
First Mortgage Notes, 6.625%, 2014	25,000 a,b	23,500
		449,367
Health Care—3.2%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	14,000	15,400
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	11,000	12,004
Healthsouth:		
Sr. Notes, 6.875%, 2005	13,000	13,065
Sr. Notes, 7%, 2008	39,000	38,220
Tenet Healthcare,		
Sr. Notes, 9.875%, 2014	106,000	109,445
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	41,000	41,102
		229,236
Machinery—1.8%		
Case New Holland:		
Sr. Notes, 6%, 2009	14,000 a	12,985
Sr. Notes, 9.25%, 2011	30,000 a	30,750
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	60,000 a	59,100
Terex,		
Sr. Sub. Notes, Ser. B, 10.375%, 2011	25,000	27,250
		130,085

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Manufacturing−.6%		
JB Poindexter & Co.,		
Sr. Notes, 8.75%, 2014	33,000 [a]	32,175
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	17,000	14,450
		46,625
Media−10.1%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	26,000 [e]	22,360
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	10,000	10,300
CSC Holdings,		
Sr. Notes, 6.75%, 2012	79,000 [a]	76,827
Charter Communications Holdings/Capital:		
Sr. Discount Notes, 0/11.75%, 2011	22,000 [d]	14,135
Sr. Notes, 8.75%, 2013	75,000	72,562
Sr. Notes, 10.25%, 2010	30,000	30,112
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	3,000	3,300
Sr. Sub. Notes, Ser. B, 12.125%, 2012	50,000	59,062
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	75,000	83,625
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	6,000	6,525
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	75,000 [a]	79,500
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	19,000 [d]	13,941
Lodgenet Entertainment,		
Sr. Sub. Deb., 9.5%, 2013	5,000	5,400
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	36,000 [d]	27,720
Sr. Sub. Notes, 7%, 2014	44,000	40,480
Radio One,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	25,000	26,875
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	35,000	37,275
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	68,000	71,315

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Media (continued)		
Young Broadcasting:		
Sr. Sub. Notes, 8.75%, 2014	36,000	33,660
Sr. Sub. Notes, 10%, 2011	10,000	10,050
		725,024
Mining & Metals−1.0%		
CSN Islands VIII,		
Sr. Notes, 10%, 2015	23,000 [a]	23,805
Consol Energy,		
Notes, 7.875%, 2012	42,000	45,990
		69,795
Oil & Gas−6.0%		
Coastal:		
Notes, 7.625%, 2008	68,000	67,830
Notes, 7.75%, 2010	70,000 [b]	70,000
Sr. Debs., 6.5%, 2008	14,000	13,615
El Paso Production,		
Sr. Notes, 7.75%, 2013	30,000	30,375
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	13,000	13,390
Sr. Notes, 9%, 2014	21,000	22,208
Hanover Equipment Trust,		
Sr. Secured Notes,		
Ser. B, 8.75%, 2011	62,000	65,333
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	16,000 [a]	20,860
Sr. Notes, 6%, 2008	61,000 [a]	89,517
Whiting Petroleum,		
Sr. Sub. Notes, 7.25%, 2013	35,000	34,825
		427,953
Packaging & Containers−3.1%		
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	15,000	14,775
Owens-Brockway:		
Sr. Notes, 6.75%, 2014	8,000 [a]	7,840
Sr. Notes, 8.25%, 2013	5,000	5,325
Sr. Secured Notes, 7.75%, 2011	15,000	15,900
Sr. Secured Notes, 8.75%, 2012	2,000	2,190
Sr. Secured Notes, 8.875%, 2009	15,000	16,050

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Packaging & Containers (continued)		
Owens-Illinois:		
Debs., 7.8%, 2018	40,000	40,100
Sr. Notes, 7.15%, 2005	25,000	25,000
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	21,000 d	18,690
Sr. Secured Notes, 11.125%, 2009	6,000	5,490
Sr. Sub. Notes, 13%, 2010	13,000	9,815
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	15,000	14,550
Stone Container:		
Sr. Notes, 8.375%, 2012	9,000	8,933
Sr. Notes, 9.75%, 2011	34,000	35,785
		220,443
Paper & Forest Products—2.7%		
Appleton Papers,		
Sr. Sub Notes, 9.75%, 2014	57,000 b	58,425
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	15,000	15,675
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	25,000	26,250
Sr. Notes, 8.875%, 2010	37,000	41,255
Sr. Notes, 9.375%, 2013	46,000	51,463
		193,068
Pipelines—2.2%		
ANR Pipeline,		
Notes, 8.875%, 2010	30,000	32,692
Dynegy:		
Secured Notes, 9.875%, 2010	73,000 a	74,095
Secured Notes, 10.125%, 2013	22,000 a	22,770
Southern Natural Gas,		
Notes, 8.875%, 2010	25,000	27,298
		156,855
Real Estate Investment Trust—.6%		
Host Marriott,		
Sr. Notes, Ser. M, 7%, 2012	45,000	**45,675**
Retail—1.2%		
Amerigas Partners,		
Sr. Notes, 7.25%, 2015	15,000 a	15,075

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Retail (continued)		
JC Penney,		
Sr. Notes, 8%, 2010	21,000	23,100
Remington Arms,		
Sr. Notes, 10.5%, 2011	5,000	4,775
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	15,000 b	14,700
Sr. Secured Notes, 12.5%, 2006	12,000	13,140
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	15,000	15,300
		86,090
Structured Index−7.2%		
Dow Jones CDX NA,		
Credit Linked Trust Ctfs.,		
Ser. 4-T2, 6.375%, 2010	527,000 a,f	**513,825**
Technology−1.2%		
Amkor Technology,		
Sr. Notes, 9.25%, 2008	25,000 b	22,313
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	65,000	66,950
		89,263
Telecommunications−10.7%		
American Tower:		
Sr. Notes, 7.125%, 2012	24,000	23,940
Sr. Notes, 9.375%, 2009	18,000	18,923
Sr. Sub. Notes, 7.25%, 2011	37,000	38,110
American Tower Escrow,		
Discount Notes, 0%, 2008	10,000	7,600
Crown Castle International:		
Sr. Notes, 7.5%, 2013	70,000 b	74,900
Sr. Notes, 9.375%, 2011	22,000	24,200
Sr. Notes, 10.75%, 2011	25,000	26,875
Sr. Notes, Ser. B, 7.5%, 2013	32,000 b	34,240
Hawaiian Telcom Communications,		
Sr. Notes, Ser. B, 7.5%, 2013	15,000 a,c	14,925
Innova S de RL,		
Notes, 9.375%, 2013	23,000	25,271
Intelsat Bermuda,		
Sr. Notes, 8.25%, 2013	30,000 a	30,375

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Nextel Partners,		
Sr. Notes, 12.5%, 2009	14,000	15,400
Pegasus Satellite Communications,		
Sr. Notes, 12.375%, 2006	73,000 e	42,705
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	38,000 c	39,140
Bank Note, Ser. B, 6.95%, 2010	2,000 c	1,955
Qwest Services:		
Notes, 14.5%, 2014	35,000 a	40,775
Sr. Secured Notes, 13.5%, 2007	78,000 a	85,605
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	88,000 d	77,000
Spectrasite,		
Sr. Notes, 8.25%, 2010	26,000	27,235
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	24,000 a	26,100
US Unwired,		
Second Priority Sr. Secured Notes,		
Ser. B, 10%, 2012	37,000	40,793
Western Wireless,		
Sr. Notes, 9.25%, 2013	46,000	52,785
		768,852
Textiles & Apparel−.8%		
Dan River,		
Sr. Notes, 12.75%, 2009	28,000 a,b,e,g	0
INVISTA,		
Notes, 9.25%, 2012	25,000 a	26,781
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	31,000	33,015
		59,796
Transportation−1.3%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	23,000	22,540
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	29,000 a	29,435

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Transportation (continued)		
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	41,000	43,665
		95,640
Total Bonds and Notes		
(cost $6,456,419)		**6,516,696**

Preferred Stocks−1.1%		
Diversified Financial Service−.1%		
Williams Holdings Of Delaware,		
Cum. Conv., $2.75	90 a	**7,628**
Media−1.0%		
Paxson Communications,		
Cum. Conv., $975	6 a	28,473
Spanish Broadcasting System (Units)		
Cum. Conv., Ser. B, $107.5	43	46,252
		74,725
Total Preferred Stocks		
(cost $33,345)		**82,353**

Common Stocks−0%		
Chemicals−0%		
Huntsman (warrants)	117 h	**2,462**
Textiles & Apparel−0%		
Dan River	901 b,g,h	**560**
Total Common Stocks		
(cost $13,986)		**3,022**

Other Investments−6.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $493,000)	493,000 h	**493,000**

Investment of Cash Collateral for Securities Loaned—8.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $639,850)	639,850 [h]	**639,850**
Total Investments (cost $7,636,600)	**107.8%**	**7,734,921**
Liabilities, Less Cash and Receivables	**(7.8%)**	**(561,264)**
Net Assets	**100.0%**	**7,173,657**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30 ,2005, these securities amounted to $1,765,855 or 24.6% of net assets.
[b] All or a portion of these securities are on loan. At April 30, 2005, the total market value of the fund's securities on loan is $591,708 and the total market value of the collateral held by the fund is $639,850.
[c] Variable rate security—interest rate subject to periodic change.
[d] Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity date.
[e] Non-income producing—security in default.
[f] Security linked to a portfolio of debt securities.
[g] The value of these securities has been determined in good faith under the direction of the Board of Trustees.
[h] Non-income producing.
[i] Investments in affiliated money market mutual funds.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Corporate Bonds	83.7	Preferred Stocks	1.1
Money Market Investments	15.8		
Structured Index	7.2		**107.8**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
(including securities on loan, valued at $591,708)–Note 1(c):		
Unaffiliated issuers	6,503,750	6,602,071
Affiliated issuers	1,132,850	1,132,850
Dividends and interest receivable		144,858
Receivable for investment securities sold		32,497
		7,912,276
Liabilities ($):		
Cash overdraft due to Custodian		41,198
Liability for securities on loan–Note 1(c)		639,850
Payable for investment securities purchased		57,571
		738,619
Net Assets ($)		**7,173,657**
Composition of Net Assets ($):		
Paid-in capital		7,057,571
Accumulated undistributed investment income–net		52,014
Accumulated net realized gain (loss) on investments		(34,249)
Accumulated net unrealized appreciation		
(depreciation) on investments		98,321
Net Assets ($)		**7,173,657**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		550,117
Net Asset Value, offering and redemption price per share ($)		**13.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Interest	321,451
Cash dividends:	
Unaffiliated issuers	4,715
Affiliated issuers	16,840
Income from securities lending	3,758
Total Income	**346,764**
Expenses;	
Management and Administration fee	19,239
Less—expenses waived—Note 3(a)	(19,239)
Net Expenses	**–**
Investment Income—Net	**346,764**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(30,348)
Net unrealized appreciation (depreciation) on investments	(287,837)
Net Realized and Unrealized Gain (Loss) on Investments	**(318,185)**
Net Increase in Net Assets Resulting from Operations	**28,579**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income–net	346,764	656,767
Net realized gain (loss) on investments	(30,348)	205,000
Net unrealized appreciation (depreciation) on investments	(287,837)	49,847
Net Increase (Decrease) in Net Assets Resulting from Operations	**28,579**	**911,614**
Dividends to Shareholders from ($):		
Investment income–net	(363,075)	(643,290)
Net realized gain on investments	(204,827)	(304,948)
Total Dividends	**(567,902)**	**(948,238)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	522,900	2,482,783
Dividends reinvested	433,914	872,564
Cost of shares redeemed	(3,015,397)	(43,898)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,058,583)**	**3,311,449**
Total Increase (Decrease) in Net Assets	**(2,597,906)**	**3,274,825**
Net Assets ($):		
Beginning of Period	9,771,563	6,496,738
End of Period	**7,173,657**	**9,771,563**
Undistributed investment income–net	52,014	68,325
Capital Share Transactions (Shares):		
Shares sold	37,946	182,039
Shares issued for dividends reinvested	32,009	64,396
Shares redeemed	(226,233)	(3,292)
Net Increase (Decrease) in Shares Outstanding	**(156,278)**	**243,143**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	13.83	14.02	11.60	12.50
Investment Operations:				
Investment income−net[b]	.50	1.12	1.33	.49
Net realized and unrealized gain (loss) on investments	(.49)	.43	2.49	(1.08)
Total from Investment Operations	.01	1.55	3.82	(.59)
Distributions:				
Dividends from investment income−net	(.52)	(1.12)	(1.33)	(.31)
Dividends from net realized gain on investments	(.28)	(.62)	(.07)	−
Total Distributions	(.80)	(1.74)	(1.40)	(.31)
Net asset value, end of period	13.04	13.83	14.02	11.60
Total Return (%)[c]	(.08)[d]	11.97	34.71	(4.73)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40[f]	.40	.40	.40
Ratio of net expenses to average net assets	.00[f]	.00	.00	.00
Ratio of net investment income to average net assets	7.21[f]	8.19	10.20	3.50[d]
Portfolio Turnover Rate	22.11[d]	126.87	337.85	198.61
Net Assets, end of period ($ x 1,000)	7,174	9,772	6,497	4,761

[a] *From June 6, 2002 (commencement of operations) to October 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.*
[d] *Not annualized.*
[e] *Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus High Yield Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with maximum total return consistent with the preservation of capital and prudent investment management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of April 30, 2005, MBC Investments Corp., held all of the outstanding shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisers or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap fee" to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 29, 2005, the Board of Trustees declared a cash dividend of $.089 per share from undistributed investment income-net, payable on May 2, 2005 (ex-dividend date), to shareholders of record as of the close of business on April 29, 2005.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 were as follows: ordinary income $948,238. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management fee, Administration fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund, and the fund does not pay a fee to the Manager for these services. The Board of Trustees also approved an Administration Agreement with the Distributor under which the Distributor serves as administrator, and the fund does not pay a fee to the Distributor for these services. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40 of 1% of the value of the fund's average daily net assets. The operating expenses of the fund are the responsibility of the Distributor (not the fund).

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities during the period ended April 30, 2005, amounted to $1,711,030 and $2,947,600, respectively.

At April 30, 2005, accumulated net unrealized appreciation on investments was $98,321, consisting of $274,786 gross unrealized appreciation and $176,465 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus
High Yield Shares
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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